

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**0.79%**	**11.87%**	**8.99%**	**13.60%**	**6.07%**	**6.88%**
S&P 500 Index	1.81	21.86	14.66	21.16	7.42	9.19
Barclays Aggregate Bond Index	1.84	-0.10	3.75	4.80	4.46	5.76

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 3/31/2014):	$15.3 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Bryce A. Doty, CFA

- 23 Years of industry experience.

John M. Bernstein

- 19 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2014

- Google, Inc.
- Apple, Inc.
- Visa, Inc.
- JPMorgan Chase & Co.
- PepsiCo, Inc.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**0.79%**	**11.87%**	**8.99%**	**13.60%**	**6.07%**	**6.88%**
S&P 500 Index	1.81	21.86	14.66	21.16	7.42	9.19
Barclays Aggregate Bond Index	1.84	-0.10	3.75	4.80	4.46	5.76

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Aggregate Bond Index
30%
20%
10%
0%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2014

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009	**2010**	**2011**	**2012**	**2013**
Sit Balanced	**23.12%**	**10.51%**	**2.04%**	**9.95%**	**18.36%**
S&P 500 Index	26.47	15.06	2.11	16.00	32.39
Barclays Aggregate Bond Index	5.93	6.54	7.84	4.22	-2.02
	2014				
Sit Balanced	**0.79%**				
S&P 500 Index	1.81				
Barclays Aggregate Bond Index	1.84				


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
60%
40%
20%
0%
-20%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000
as of 3/31/2014


$25,000
$20,000
$15,000
$10,000
$5,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013
Sit Balanced Fund
S&P 500® Index
Barclays Aggregate Bond In...

The chart above illustrates the total value of hypothetical $10,000 investment in the Fund over the past 10 years as compared to the performance of the S&P 500 Index and the Barclays Captial Aggregate Bond Index. Past performance does not guarantee future results. Returns include the reinvestment of distributions. The chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

1. S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

2. Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation
as of 3/31/2014


Cash & Other Net Assets
1.2%
Bonds
33.8%
Stocks
65.0%

Top Stock Holdings
as of 3/31/2014

Top Five Stocks	% of Net Assets
Google, Inc.	1.9%
Apple, Inc.	1.6
Visa, Inc.	1.5
JPMorgan Chase & Co.	1.4
PepsiCo, Inc.	1.4
Number of Holdings: 195	Top Five Stock Holdings: 7.7%

Complete List of Holdings

Holdings as of March 31, 2014

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-1.75%**	**0.11%**	**-3.45%**	**12.52%**	**8.13%**	**4.55%**
MSCI Emerging Markets Index	-0.80	-3.89	-5.29	11.78	7.51	3.76

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 3/31/2014):	$10.5 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Raymond E. Sit

- 20 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2014

- Samsung Electronics Co., Ltd.
- Tencent Holdings, Ltd.
- Shinhan Financial Group Co., Ltd.
- Ambev SA, ADR
- Naspers, Ltd.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-1.75%**	**0.11%**	**-3.45%**	**12.52%**	**8.13%**	**4.55%**
MSCI Emerging Markets Index	-0.80	-3.89	-5.29	11.78	7.51	3.76

*Not Annualized; **Inception Date of 7/1/94


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009	**2010**	**2011**	**2012**	**2013**
Sit Developing Markets Growth Fund	**73.97%**	**14.53%**	**-18.48%**	**11.08%**	**0.59%**
MSCI Emerging Markets Index	74.50	16.36	-20.41	15.15	-4.98
	2014				
Sit Developing Markets Growth Fund	**-1.75%**				
MSCI Emerging Markets Index	-0.80				


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000

as of 3/31/2014


$30,000
$23,000
$16,000
$9,000
$2,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index

The sum of $10,000 invested on and held until 3/31/2014 would have grown to $21,845 in the Fund or $20,633 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2014


Cash & Other Net Assets
2.1%
Finance
16.7%
Consumer Non-Durables
10.9%
Electronic Technology
10.2%
Energy Minerals
9.2%
Producer Manufacturing
8.7%
Consumer Services
8.2%
Non-Energy Minerals
6.8%
Retail Trade
6.4%
Sectors Less Than 6%
20.8%

Portfolio Structure by Region

as of 3/31/2014


Asia
62.3%
63.0%
Latin America
23.9%
19.3%
Africa/Middle East
10.5%
8.0%
Europe
1.2%
9.7%
Cash & Other Net Assets
2.1%
0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0
10
20
30
40
50
60
70

Top Stock Holdings

as of 3/31/2014

Company	% of Net Assets
Samsung Electronics Co., Ltd.	5.1%
Tencent Holdings, Ltd.	4.4
Shinhan Financial Group Co., Ltd.	4.0
Ambev SA, ADR	3.8
Naspers, Ltd.	3.6
Embraer SA, ADR	3.5
Hengan International Group Co., Ltd.	2.7
Banco Bradesco SA	2.6
BHP Billiton, Ltd., ADR	2.6
Taiwan Semiconductor Co.	2.5
Number of Holdings: 54	Top 10: 34.8%

Complete List of Holdings

Holdings as of March 31, 2014.

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**1.30%**	**16.66%**	**13.01%**	**19.51%**	**9.61%**	**9.52%**
S&P 500 Index	1.81	21.86	14.66	21.16	7.42	7.40
Sit Dividend Growth Class S	**1.19**	**16.36**	**12.74**	**19.22**	**n/a**	**8.58**
S&P 500 Index	1.81	21.86	14.66	21.16	n/a	6.98

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 3/31/2014):	$978.3 Million
S Class Net Assets (as of 3/31/2014):	$107.9 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80- 6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 3/31/2014

- Johnson & Johnson
- Chevron Corp.
- Microsoft Corp.
- JPMorgan Chase & Co.
- Honeywell International, Inc.

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Kent L. Johnson, CFA

- 25 Years of industry experience.

Michael J. Stellmacher, CFA

- 22 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 3/31/2014

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Dividend Growth Class I	**1.51%**	**1.51%**
Sit Dividend Growth Class S	**1.26%**	**1.27%**

Average Annual Returns
as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**1.30%**	**16.66%**	**13.01%**	**19.51%**	**9.61%**	**9.52%**
S&P 500 Index	1.81	21.86	14.66	21.16	7.42	7.40
Sit Dividend Growth Class S	**1.19**	**16.36**	**12.74**	**19.22**	**--**	**8.58**
S&P 500 Index	1.81	21.86	14.66	21.16	--	6.98

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


40%
30%
20%
10%
0%
Sit Dividend Growth Class I
S&P 500 Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2014

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-29.60%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
	2009	**2010**	**2011**	**2012**	**2013**
Sit Dividend Growth Class I	**25.59%**	**16.43%**	**3.29%**	**13.54%**	**28.18%**
S&P 500 Index	26.47	16.19	2.98	16.00	32.39
	2014				
Sit Dividend Growth Class I	**1.30%**				
S&P 500 Index	1.81				


40%
20%
0%
-20%
-40%
Sit Dividend Growth Class I
S&P 500 Index
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000
as of 3/31/2014


$30,000
$23,000
$16,000
$9,000
$2,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013
Sit Dividend Growth Fund Class I
S&P 500® Index

The sum of $10,000 invested at inception (12/31/03) and held until 3/31/2014 would have grown to $25,029 in the Fund's Class I or $20,451 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 3/31/2014


Cash & Other Net Assets 0.8%
Finance 17.0%
Health Technology 14.1%
Producer Manufacturing 10.6%
Electronic Technology 8.4%
Consumer Non-Durables 6.7%
Energy Minerals 6.6%
Technology Services 5.2%
Retail Trade 4.8%
Sectors Less Than 4% 25.8%

Top Stock Holdings
as of 3/31/2014

Company	% of Net Assets
Johnson & Johnson	3.1%
Chevron Corp.	2.7
Microsoft Corp.	2.4
JPMorgan Chase & Co.	2.4
Honeywell International, Inc.	2.3
PepsiCo, Inc.	2.0
Verizon Communications, Inc.	2.0
Covidien, PLC	2.0
Pfizer, Inc.	1.9
Occidental Petroleum Corp.	1.8
Number of Holdings: 88	Top 10: 22.7%

Complete List of Holdings

Holdings as of March 31, 2014.

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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices



Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**0.26%**	**12.49%**	**11.05%**
Sit Global Dividend Growth Class S	**0.20**	**12.24**	**10.77**
MSCI World Index	1.26	19.07	8.86

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 3/31/2014):	$19.3 Million
S Class Net Assets (as of 3/31/2014):	$4.1 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Kent L. Johnson, CFA

- 24 Years of industry experience.

Raymond E. Sit

- 20 Years of industry experience.

Michael J. Stellmacher, CFA

- 22 Years of industry experience.

Tasha M. Murdoff

- 18 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 3/31/2014

- Johnson & Johnson
- Chevron Corp.
- SGS SA
- Covidien, PLC
- Pfizer, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us | Documents | Applications

Merging Strategies


Merging Strategies
Sit Global Dividend Growth Fund

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Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: International Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate

as of 3/31/2014

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Global Dividend Growth Class I	**1.51%**	**1.51%**
Sit Global Dividend Growth Class S	**1.26%**	**1.27%**

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	**0.26%**	**12.49%**	**8.94%**	**11.05%**
Sit Global Dividend Growth Class S	**0.20**	**12.24**	**8.67**	**10.77**
MSCI World Index	1.26	19.07	10.23	8.86


Sit Global Dividend Growth Fund Class I
MSCI World Index
30%
20%
10%
0%
3 Month
1 Year
3 Year
5 Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	2008	2009	2010	2011	2012	2013
Sit Global Dividend Growth Class I	**-5.25%**	**24.65%**	**11.58%**	**-2.58%**	**13.61%**	**21.70%**
Sit Global Dividend Growth Class S	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**
MSCI World Index	-21.11	28.67	12.21	-3.78	16.64	26.68

	2014
Sit Global Dividend Growth Class I	**0.26%**
Sit Global Dividend Growth Class S	**0.20**
MSCI World Index	1.26


Sit Global Dividend Growth Class I
MSCI World Index
40%
20%
0%
-20%
-40%
2008
2009
2010
2011
2012
2013
2014

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us | Documents | Applications

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Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Global Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 3/31/2014


Cash & Other Net Assets
1.4%
Finance
17.0%
Health Technology
13.8%
Producer Manufacturing
11.5%
Consumer Non-Durables
8.3%
Retail Trade
6.6%
Energy Minerals
6.1%
Electronic Technology
5.6%
Process Industries
5.1%
Sectors Less Than 5%
24.6%

Top Stock Holdings
as of 3/31/2014

Company	% of Net Assets
Johnson & Johnson	2.7%
Chevron Corp.	2.6
SGS SA	2.3
Covidien, PLC	2.3
Pfizer, Inc.	2.2
Allianz SE	2.0
Diageo, PLC, ADR	2.0
GlaxoSmithKline, PLC, ADR	1.9
Verizon Communications, Inc.	1.9
JPMorgan Chase & Co.	1.9
Number of Holdings: 78	Top 10: 12.1%

Complete List of Holdings

Holdings as of March 31, 2014.

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Account Access
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth



Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-0.64%**	**13.26%**	**6.12%**	**15.50%**	**5.05%**	**4.37%**
Morgan Stanley EAFE Growth Index	0.10	14.92	7.22	15.88	6.57	4.46

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 3/31/2014):	$23.5 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Tasha M. Murdoff

- 18 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2014

- Nestle SA
- Diageo, PLC, ADR
- British American Tobacco, PLC
- Roche Holding AG
- SGS SA

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Average Annual Returns
as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-0.64%**	**13.26%**	**6.12%**	**15.50%**	**5.05%**	**4.37%**
MSCI EAFE Growth Index	0.10	14.92	7.22	15.88	6.57	4.46

*Not Annualized; **Inception Date of 11/1/91


25%
20%
15%
10%
5%
0%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2014

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009	**2010**	**2011**	**2012**	**2013**	**2014**
Sit International Growth Fund	**27.65%**	**9.51%**	**-10.80%**	**18.79%**	**17.56%**	**-0.64%**
MSCI EAFE Growth Index	29.36	12.25	-12.11	16.86	22.55	0.10


60%
40%
20%
0%
-20%
-40%
-60%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000
as of 3/31/2014


$20,000
$16,000
$12,000
$8,000
$4,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013

The sum of $10,000 invested on and held until 3/31/2014 would have declined to $16,372 in the Fund or $18,896 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2014


Cash & Other Net Assets
1.6%
Finance
18.4%
Sectors less than 5%
19.0%
Consumer Durables
6.1%
Producer Manufacturing
12.3%
Commercial Services
6.3%
Electronic Technology
7.1%
Health Technology
11.8%
Process Industries
7.3%
Consumer Non-Durables
10.1%

Portfolio Structure by Region

as of 3/31/2014


Europe
71.4%
67.4%
Asia
23.9%
32.1%
Other
3.1%
0.5%
Cash & Other Net Assets
1.6%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings

as of 3/31/2014

Company	% of Net Assets
Nestle SA	3.0%
Diageo, PLC, ADR	2.7
British American Tobacco, PLC	2.7
Roche Holding AG	2.7
SGS SA	2.6
Allianz SE	2.4
ING Groep NV	2.4
BHP Billiton, Ltd.	2.3
Novartis AG	2.3
Covidien, PLC	2.2
Number of Holdings: 70	Top 10: 25.4%

Complete List of Holdings

Holdings as of March 31, 2014.

Daily Prices
Account Access
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Applications

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**0.08%**	**18.89%**	**12.09%**	**16.90%**	**7.35%**	**9.96%**
Russell 1000® Growth Index	1.12	23.22	14.62	21.68	7.86	11.05

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 3/31/2014):	$193.5 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Ronald D. Sit, CFA

- 28 Years of industry experience.

Michael J. Stellmacher, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2014

- Google, Inc.
- Apple, Inc.
- Visa, Inc.
- Microsoft Corp.
- Gilead Sciences, Inc.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**0.08%**	**18.89%**	**12.09%**	**16.90%**	**7.35%**	**9.96%**
Russell 1000® Growth Index	1.12	23.22	14.62	21.68	7.86	11.05

*Not Annualized; **Inception Date of 9/2/82


Sit Large Cap Growth Fund
Russell 1000® Growth Index
30%
20%
10%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	
Sit Large Cap Growth Fund	**28.14%**	**10.79%**	**-0.53%**	**13.96%**	**29.21%**	**0.08%**	
Russell 1000® Growth Index	37.21	16.71	2.64	15.26	33.48	1.12	


Sit Large Cap Growth Fund
Russell 1000® Growth Index
60%
40%
20%
0%
-20%
-40%
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Growth of $10,000

as of 3/31/2014


$25,000
$20,000
$15,000
$10,000
$5,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013
Sit Large Cap Growth Fund
Russell 1000® Growth Index

The sum of $10,000 invested on and held until 3/31/2014 would have declined to $20,323 in the Fund or $21,316 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Sector Allocation
as of 3/31/2014


Cash & Other Net Assets
1.0%
Technology Services
14.9%
Health Technology
13.2%
Electronic Technology
12.5%
Producer Manufacturing
10.3%
Retail Trade
9.2%
Consumer Non-Durables
8.3%
Consumer Services
5.1%
Finance
4.5%
Sectors Less than 4.5%
21.0%

Top Stock Holdings
as of 3/31/2014

Company	% of Net Assets
Google, Inc.	3.9%
Apple, Inc.	3.3
Visa, Inc.	2.5
Microsoft Corp.	2.4
Gilead Sciences, Inc.	2.1
PepsiCo, Inc.	2.1
CVS Caremark Corp.	1.9
Qualcomm, Inc.	1.9
priceline.com, Inc.	1.9
Ecolab, Inc.	1.9
Number of Holdings: 87	Top 10: 24.0%

Complete List of Holdings

Holdings as of March 31, 2014.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**0.92%**	**24.74%**	**12.37%**	**22.01%**	**8.79%**	**12.16%**
Russell Midcap® Growth Index	2.04	24.22	13.52	24.73	9.47	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 3/31/2014):	$179 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Kent L. Johnson, CFA

- 25 Years of industry experience.

Robert W. Sit, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 3/31/2014

- Dick's Sporting Goods, Inc.
- Ecolab, Inc.
- TJX Cos., Inc.
- Macy's, Inc.
- Iconix Brand Group, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns
as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**0.92%**	**24.74%**	**12.37%**	**22.01%**	**8.79%**	**12.16%**
Russell Midcap® Growth Index	2.04	24.22	13.52	24.73	9.47	N/A

*Not Annualized; **Inception Date of 9/2/82


40%
30%
20%
10%
0%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2014

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	
Sit Mid Cap Growth Fund	**-34.64%**	**27.10%**	**-6.53%**	**18.36**	**33.42%**	**0.92%**	
Russell Midcap® Growth Index	-27.41	26.38	-1.65	15.81	35.74	2.04	


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000
as of 3/31/2014


$30,000
$23,000
$16,000
$9,000
$2,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013
Sit Mid Cap Growth Fund
Russell 1000® Growth Index

The sum of $10,000 invested on and held until 3/31/2014 would have declined to $23,225 in the Fund or $24,725 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2014


Cash & Other Net Assets
1.0%
Producer Manufacturing
11.4%
Technology Services
10.0%
Finance
9.6%
Retail Trade
8.8%
Health Technology
8.4%
Electronic Technology
6.9%
Process Industries
6.6%
Industrial Services
6.5%
Sectors Less Than 6%
30.8%

Top Stock Holdings

as of 3/31/2014

Company	% of Net Assets
Dick's Sporting Goods, Inc.	2.0%
Ecolab, Inc.	2.0
TJX Cos., Inc.	2.0
Macy's, Inc.	1.9
Iconix Brand Group, Inc.	1.9
priceline.com, Inc.	1.9
Dunkin' Brands Group, Inc.	1.9
Ameriprise Financial, Inc.	1.8
Gulfport Energy Corp.	1.8
Cognizant Technology Solutions Corp.	1.8
Number of Holdings: 93	Top 10: 19.0%

Complete List of Holdings

Holdings as of March 31, 2014.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**4.33%**	**0.47%**	**6.07%**	**7.05%**	**4.30%**	**4.90%**
Barclays 5-Yr Municipal Bond Index	1.00	0.97	3.67	4.03	3.89	4.72

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 3/31/2014):	$358.7 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Debra A. Sit, CFA

- 30 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 18 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices | Account Access | Contact Us | Documents | Applications

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Performance Table

View the quarterly performance of the Fund.



Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals

Service Professionals

Performance

Prices

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Yields and Durations

as of 3/31/2014

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]
Sit Minnesota Tax-Free Income	**3.77%**	**7.39%**	**3.61%**	**15.9 Years**	**5.1 Years**

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**4.33%**	**0.47%**	**6.07%**	**7.05%**	**4.30%**	**4.90%**
Barclays 5-Yr Municipal Bond Index	1.00	0.97	3.67	4.03	3.89	4.72

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**22.04%**	**3.18%**
Barclays 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	7.40	3.40
	2011	**2012**	**2013**	**2014**		
Sit Minnesota Tax-Free Income Fund	**10.64%**	**7.24%**	**-3.10%**	**4.33%**		
Barclays 5-Year Municipal Bond Index	6.93	2.97	0.81	1.00		


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000

as of 3/31/2014


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Sit Minnesota Tax-Free Income Fund
Barclays 5-Year Muni Bond Index

The sum of $10,000 invested at inception (12/1/93) and held until 3/31/2014 would have grown to $26,485 in the Fund or $25,533 in the Barclays 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2014


Cash & Other Net Assets
5.9%
Multi Family Mortgage
21.2%
Single Family Mortgage
17.0%
Hospital / Health Care
14.3%
Education/Student Loan
11.9%
Other Revenue
8.2%
Utility
5.0%
Municipal Lease
4.2%
Insured
3.7%
Sectors less than 2%
8.6%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2014


Other Assets and Liabilities
5.9%
AAA
5.7%
AA
23.3%
A
17.7%
BBB
12.0%
Less Than BBB
1.6%
Not Rated*
33.8%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	2.4%	0.8%	9.6%	20.7%	0.3%

Complete List of Holdings

Holdings as of March 31, 2014.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Since Inception**
Sit Quality Income Fund	**0.27%**	**0.47%**	**0.85%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.23	0.68	0.88

*Not Annualized; **Inception Date of 12/31/12

About the Fund

Net Assets (as of 3/31/2014):	$107.3 Million
Inception Date:	12/31/12
Lead Manager Tenure:	Since 2012
Ticker Symbol:	SQIFX
Sit Fund Number:	22
CUSIP Number:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal.
- Lead portfolio manager has been at the helm of this Fund since inception.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Bryce A. Doty, CFA

- 23 Years of industry experience.

Mark H. Book, CFA, CMA

- 25 Years of industry experience.

Christopher M. Rasmussen, CFA

- 12 Years of industry experience.

Click for Full Biographies

Notes

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Yields and Durations

as of 3/31/2014

	30-Day SEC Yield	Average Maturity	Effective Duration[1]
Sit Quality Income Fund	**0.9%**	**5.5 Years**	**0.4 Years**

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Since Inception**
Sit Quality Income Fund	**0.27%**	**0.47%**	**0.85%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.23	0.68	0.88

*Not Annualized; **Inception Date of 6/2/87


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
2%
1%
0%
Three Month
One Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	2013	2014
Sit Quality Income Fund	**0.58%**	**0.27%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.64	0.23


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
5%
4%
3%
2%
1%
0%
2013
2014

Growth of $10,000

as of 3/31/2014


$11,000
$10,500
$10,000
$9,500
$9,000
1/1/2013
4/1/2013
7/1/2013
10/1/2013
1/1/2014
Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index

The sum of $10,000 invested at inception (12/31/13) and held until 3/31/2014 would have grown to $10,085 in the Fund or $10,088 in the Barclays U.S. 1-3 Year Gov't/Credit Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Sector Allocation
as of 3/31/2014


Cash & Other Assets 6.9%
Foreign Govt. Bonds 0.9%
CMO (non-agency) 1.8%
Taxable Municipal 4.6%
Mortgage Pass-Through (Agy.) 8.1%
Asset-Backed (non-agency) 11.3%
Corporate Bonds 23.8%
U.S. Treasury/Federal Agency 42.6%

Complete List of Holdings

Holdings as of March 31, 2014.

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns As of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**-0.03%**	**25.56%**	**12.19%**	**23.29%**	**9.09%**	**11.32%**
Russell 2000® Growth Index	0.48	27.19	13.61	25.24	8.87	8.10

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 3/31/2014):	$101.1 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 23 Years of industry experience.

Kent L. Johnson, CFA

- 25 Years of industry experience.

Robert W. Sit, CFA

- 22 Years of industry experience.

Michael J. Stellmacher, CFA

- 22 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 3/31/2014

- Gulfport Energy Corp.
- Polaris Industries, Inc.
- Snap-On, Inc.
- Ultimate Software Group, Inc.
- Buffalo Wild Wings, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Applications

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**-0.03%**	**25.56%**	**12.19%**	**23.29%**	**9.09%**	**11.32%**
Russell 2000® Growth Index	0.48	27.19	13.61	25.24	8.87	8.10

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
40%
30%
20%
10%
0%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**
Sit Small Cap Growth Fund	**-42.96%**	**33.06%**	**27.28%**	**-0.23%**	**14.40%**	**35.66%**	**-0.03%**
Russell 2000® Growth Index	-38.54	34.47	29.09	-2.91	14.59	43.30	0.48


Sit Small Cap Growth Fund
Russell 2000® Growth Index
125%
100%
75%
50%
25%
0%
-25%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000

as of 3/31/2014


$25,000
$20,000
$15,000
$10,000
$5,000
1/1/2005
1/1/2007
1/1/2009
1/1/2011
1/1/2013
Sit Small Cap Growth Fund
Russel 2000® Growth Index

The sum of $10,000 invested on and held until 3/31/2014 would have declined to $23,871 in the Fund or $23,383 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2014


Cash & Other Net Assets
1.2%
Producer Manufacturing
12.4%
Technology Services
12.0%
Health Technology
10.9%
Finance
9.3%
Industrial Services
7.5%
Electronic Technology
7.4%
Health Services
6.4%
Consumer Durables
4.9%
Sectors less than 5.3%
28.0%

Top Stock Holdings

as of 3/31/2014

Company	% of Net Assets
Gulfport Energy Corp.	2.8%
Polaris Industries, Inc.	2.1
Snap-On, Inc.	2.1
Ultimate Software Group, Inc.	2.0
Buffalo Wild Wings, Inc.	2.0
First Republic Bank/CA	2.0
Iconix Brand Group, Inc.	2.0
Skyworks Solutions, Inc.	1.9
Affiliated Managers Group, Inc.	1.9
Dunkin' Brands Group, Inc.	1.9
Number of Holdings: 95	Top 10: 20.7%

Complete List of Holdings

Holdings as of March 31, 2014.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**5.32%**	**-0.19%**	**6.90%**	**7.59%**	**3.56%**	**5.25%**
Barclays 5-Yr Municipal Bond Index	1.00	0.97	3.67	4.03	3.89	5.46

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 3/31/2014):	$155.3 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Debra A. Sit, CFA

- 30 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 18 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Tax-Free Income



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Performance Table

View the quarterly performance of the Fund.



Important Legal Information



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Yields and Durations

as of 3/31/2014

30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Estimated Average Life [2]
4.11%	**7.26%**	**4.19%**	**17.1 Years**	**6.8 Years**

Average Annual Returns

as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**5.32%**	**-0.19%**	**6.90%**	**7.59%**	**3.56%**	**5.25%**
Barclays 5-Yr Municipal Bond Index	1.00	0.97	3.67	4.03	3.89	5.46

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Barclays 5-Yr Municipal Bond Index
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 3/31/2014

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Barclays 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Barclays 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-15.77%**
Barclays 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	
Sit Tax-Free Income Fund	**22.42%**	**2.49%**	**10.73%**	**9.93%**	**-4.46%**	**5.32%**	
Barclays 5-Year Municipal Bond Index	7.40	3.40	6.93	2.97	0.81	1.00	


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Growth of $10,000

as of 3/31/2014


$40,000
$30,000
$20,000
$10,000
$0
1/1/1990
1/1/1995
1/1/2000
1/1/2005
1/1/2010
Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond index

The sum of $10,000 invested at inception (9/29/88) and held until 3/31/2014 would have grown to $36,901 in the Fund or $38,796 in the Barclays 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 3/31/2014


Cash Equivalents
5.7%
Single Family Mortgage
19.4%
Sectors less than 4%
10.4%
General Obligation
5.6%
Closed-End Mutual Funds
5.9%
Multi Family Mortgage
16.7%
Hospital / Health Care
6.3%
Insured
7.4%
Other Revenue
12.6%
Education/Student Loan
10.0%

Quality Ratings

(% of Total Net Assets)
as of 3/31/2014


Other Assets & Liabilities
5.7%
AAA
9.8%
Non-Rated
20.5%
AA
24.4%
Less Than BBB
7.0%
BBB
9.6%
A
23.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.5%	0.0%	3.3%	10.6%	5.1%

Complete List of Holdings

Holdings as of March 31, 2014.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.63%**	**-1.21%**	**1.04%**	**2.85%**	**3.68%**	**5.88%**
Barclays Intermediate Government Index	0.64	-0.76	2.35	2.35	3.58	6.06

*Not Annualized; **Inception Date of 6/2/87

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

About the Fund

Net Assets (as of 3/31/2014):	$711.8 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 44 Years of industry experience.

Bryce A. Doty, CFA

- 23 Years of industry experience.

Mark H. Book, CFA, CMA

- 25 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

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2013 Report of Organization Actions Affecting Basis of Securities - Form 8937

Performance Table

View the quarterly performance of the Fund.



Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 3/31/2014

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**2.83%**	**1.11%**	**20.1 Years**	**1.5 Years**

Average Annual Returns
as of 3/31/2014

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.63%**	**-1.21%**	**1.04%**	**2.85%**	**3.68%**	**5.88%**
Barclays Intermediate Government Bond Index	0.64	-0.76	2.35	2.35	3.58	6.06

*Not Annualized; **Inception Date of 6/2/87


Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 3/31/2014

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Barclays Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Barclays Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Barclays Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**7.78%**	**4.91%**
Barclays Intermediate Government Bond Index	1.68	3.84	8.47	10.43	-0.32	4.98
	2011	**2012**	**2013**	**2014**		
Sit U.S. Government Securities Fund	**2.72%**	**2.67%**	**-2.08%**	**0.63%**		
Barclays Intermediate Government Bond Index	6.08	1.73	-1.25	0.64		


Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
16%
12%
8%
4%
0%
-4%
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Growth of $10,000
as of 3/31/2014


$60,000
$45,000
$30,000
$15,000
$0
1/1/1990
1/1/1995
1/1/2000
1/1/2005
1/1/2010
Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index

The sum of $10,000 invested at inception (6/2/87) and held until 3/31/2014 would have grown to $46,323 in the Fund or $48,540 in the Barclays Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Sector Allocation
as of 3/31/2014


SBA Pass-Through 0.9%
Cash & Other Net Assets 3.0%
Asset-Backed 5.4%
FHLMC Pass-Through 8.9%
GNMA Pass-Through 12.4%
CMO 48.7%
FNMA Pass-Through 20.7%

Estimated Average Life Profile
as of 3/31/2014


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3.0%
92.6%
4.4%
0.0%
0.0%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of March 31, 2014.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.